SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

ASAT Holdings Limited
(Exact name of Registrant as specified in its Charter)

14th Floor
138 Texaco Road
Tsuen Wan, New Territories
Hong Kong
(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒         Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐        No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-                .

This report on Form 6-K consists of a press release dated January 24, 2003 reporting ASAT Holdings Limited’s employee stock option exchange program.

ASAT Holdings Limited Announces Employee Stock Option Exchange Program

HONG KONG and FREMONT, Calif. – Jan. 24, 2003 – ASAT Holdings Limited (Nasdaq: ASTT), global provider of semiconductor package design, assembly and test services, today announced that its Board of Directors approved a voluntary stock option exchange program for ASAT employees and certain directors.

ASAT is offering eligible stock option holders with exercise prices above the current bid price of the Company’s American Depository Shares (ADSs), to voluntarily cancel their outstanding options. In exchange, participants will be granted new stock options at the fair market value of the Company’s ADSs no sooner than six months and one day after the cancellation of the options.

“ASAT’s exceptionally talented employees are our most valuable asset,” said Harry R. Rozakis, CEO of Holdings Ltd. “We believe this offer will help retain and motivate employees in the execution of the strategies and tactics necessary to achieve financial success for ASAT. To that important end, we feel it is in the best interest of our shareholders to realign existing stock options with current market realities.”

Under the terms of the stock option exchange program, the newly granted options will cover the same number of shares and have the same vesting schedule as the cancelled options. In all other respects, the new options will be substantially similar to those of the cancelled options under the existing option plan. The exercise price per share of the new options will be the fair market value of ASAT common stock at the close of regular trading as determined on the new option grant date.

ASAT expects there will be no compensation charges as a result of the stock option exchange program. The terms and conditions of the stock option exchange program are contained in a Tender Offer Statement on Schedule TO that ASAT filed with the Securities and Exchange Commission.

About ASAT Holdings Ltd.

ASAT Holdings Limited is a global leading provider of semiconductor assembly, test, and package design services. With almost 15 years of experience, and a reputation as a leader in advanced packaging technology, the company offers a definitive selection of semiconductor packages and world-class manufacturing lines. ASAT’s advanced package portfolio includes standard and high thermal performance ball grid arrays, leadless plastic chip carriers, thin array plastic packages and flip chip. ASAT is the first company to develop Moisture Sensitive Level

One capability on standard leaded products. Today the company has operations in the United States, Asia and Europe and has broken ground on a new manufacturing facility in China. ASAT, Inc., exclusive distributor of ASAT Holdings’ services in the United States, is located at 46335 Landing Parkway, Fremont, CA 94538, phone (510) 249-1222, fax (510) 249-9105. For more information, visit www.asat.com.

This news release contains forward-looking statements, which may involve uncertainties that could cause events to differ significantly from those implied by such statements. In particular, participation in the Company’s stock option exchange program is voluntary and there are no assurances that the Company’s key employees will elect to participate in the program. And, if the key employees were to participate in the program, there is the possibility that the price of the Company’s shares at the time of the grant of the new options will be higher than that of the previously cancelled options. The resulting higher stock option grant prices may have a negative impact on employee motivation and morale. Additionally, although the stock option exchange program has been designed to avoid the adverse variable accounting implications of a stock option repricing, there are no assurances that the Company will have been successful in this regard or that the applicable accounting standards will not be modified in the future in a manner which might cause the newly issued options to become subject to variable accounting rules. More information on potential factors that could affect the Company’s performance and financial results is included in the Company’s most recent filings with the Securities and Exchange Commission.

Contact:

Jeff Dumas, General Counsel
ASAT Holdings Limited
(852) 2439-8408
jeff_dumas@asathk.com

Jim Fanucchi
Stapleton Communications Inc.
650-470-0200
jim@stapleton.com

Signature

Pursuant to the requirements of the Securities Exchange Act of 1934, the Company has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ASAT Holdings Limited

By:	/s/ Harry Rozakis
Name: Harry Rozakis Title: Chief Executive Officer

Date: January 27, 2003